Exhibit (d)(10)

Execution

Antares Capital LP 500 West Monroe Street Chicago, Illinois 60661 (312) 697-3999

Antares Holdings LP 100 King Street West, Suite 4710 Toronto ON M5X 1E3 Canada

CONFIDENTIAL

July 12, 2022
Raven Buyer, Inc.
c/o Aurora Capital Group
11611 San Vincente Boulevard, Suite 800
Los Angeles, CA 90049
Attention: Matthew Laycock, Andrew Wilson, Matt Asperheim

Project Spring
Incremental Facilities
Commitment Letter

Gentlemen:

1.	Commitments

Reference is made to that certain Credit Agreement, dated as of February 1, 2021 (as amended by that certain Incremental Joinder and First Amendment Agreement, dated as of October 1, 2021 and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Existing Credit Agreement”) by and among, Raven Buyer, Inc., a Delaware corporation (the “Borrower” or “you”), Raven Intermediate, Inc., a Delaware corporation (“Holdings”), Antares Capital LP, as administrative agent for the lenders (in such capacity, the “Agent”) and the several financial institutions form time to time party thereto as lenders. Antares Holdings LP (the “Committed Lender”) hereby (A) commits to provide (directly and/or through one or more of its direct or indirect subsidiaries) to the Borrower (i) a $95,000,000 senior secured incremental term loan facility (the “Incremental Term Loan Facility”) and (ii)  a $15,000,000 revolving credit facility (the “Incremental Revolving Credit Facility” and, together with the Incremental Term Loan Facility, the “Incremental Facilities”), (B) agrees to execute an amendment to the Existing Credit Agreement reflecting the terms set forth in the Term Sheet and (C) until the earlier of the Closing Date or the termination of this Commitment Letter in accordance with Section 16, agrees that it shall, together with its controlled affiliates, constitute the Required Lenders (as defined in the Existing Credit Agreement). The Incremental Facilities will be used by the Borrower in connection with the acquisition (the “Acquisition”) of all of the issued and outstanding capital stock, directly or indirectly, of Sharps Compliance Corp., the “Acquired Business”) pursuant to that certain Agreement and Plan of Merger, by and among the Acquired Business, the Borrower, and Holdings (the “Acquisition Agreement”  (the transactions described above, together with the Equity Contribution (as defined in the Term Sheet) are collectively referred to as the “Transaction”).  It is understood and agreed that the Closing Date and the date of consummation of the Acquisition shall be the date the Merger (as defined in the Acquisition Agreement) occurs pursuant to Article II of the Acquisition Agreement. Capitalized terms used in the text of this Commitment Letter (as defined below) without definition have the meanings assigned in the Term Sheet or in the Existing Credit Agreement, as applicable.

2.	Conditions

The Committed Lender’s commitment to provide and/or make available the Incremental Facilities and the agreements of the Commitment Parties to perform the services described herein are subject only to the satisfaction or waiver of the conditions set forth in Schedule I to the Summary of Terms attached hereto as Exhibit A (the “Term Sheet”).  The Term Sheet, together with this letter, as amended, restated, supplemented or otherwise modified in accordance with its terms, are referred to herein as the “Commitment Letter”.  Antares Capital (in its capacity as lead arranger, the “Lead Arranger” and, together with the Committed Lender, the “Commitment Parties”, “we” or “us”) is pleased to act, on such conditions and on the terms specified herein, as sole lead arranger and sole bookrunner for the Incremental Facilities.

3.	Titles and Roles

It is agreed that Antares Capital (or one of its affiliates or subsidiaries) shall serve as administrative agent under the Incremental Facilities, and that Antares Capital shall have “left side” designation and shall have “left” placement in all marketing materials in connection with each of the Incremental Facilities, and shall appear on the top left and shall hold the leading role and responsibility customarily associated with such “top left” placement.

4.	Information

You hereby represent and warrant (but only to your knowledge with respect to any of the information referred to below that is in connection with or related to the Acquired Business or provided by another person that is not your affiliate) that (a) all written information (other than projections (“Projections”), pro formas, estimates, budgets and other forward-looking information and general economic or industry information (all such non-excluded written information, the “Information”)) that has been or will be made available to any of the Commitment Parties and/or the other lenders under the Incremental Facilities (together with the Committed Lender, the “Lenders”) by you, the Acquired Business or any of your or its respective affiliates (which, for purposes of this Commitment Letter, includes Sponsor) or representatives on your behalf in connection with the Transaction, when furnished and considered as a whole, is or will be, complete and correct in all material respects (after giving effect to any supplements thereto) and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, when considered as a whole (after giving effect to all supplements and updates thereto through the date furnished) and (b) the Projections that have been or will be made available to the Commitment Parties by you or any of your affiliates or representatives on your behalf have been or will be prepared in good faith based upon assumptions believed to be reasonable at the time made (it being understood and agreed that financial projections are not to be taken as facts, are not a guarantee of financial performance and are subject to significant uncertainties and contingencies, many of which are beyond your control, and actual results may differ from financial projections and such differences may be material).  You agree that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the Information or Projections were being furnished, and such representations were being made, at such time, then you will (or, with respect to Information and Projections related to the Acquired Business or its subsidiaries prior to the Closing Date, use commercially reasonable efforts to) promptly supplement the Information or the Projections, as the case may be, so that such representations will be correct in all material respects (to your knowledge with respect to any information provided to you by the Acquired Business or its subsidiaries prior to the Closing Date or another person that is not your affiliate) under those circumstances.

2

5.	Expenses

If the Incremental Facilities close, you hereby agree to pay or cause to be paid (upon presentation of a summary statement in reasonable detail and with respect to amounts to be paid on the Closing Date, presented at least three (3) business days prior to the Closing Date) to the Commitment Parties all reasonable and documented out-of-pocket fees and expenses (including, but not limited to, all reasonable and documented out-of-pocket costs and expenses of one (1) legal counsel and, to the extent necessary, one (1) local counsel in each relevant jurisdiction and one (1) regulatory counsel if reasonably required, in each case, for all Commitment Parties) incurred by them in connection with this Commitment Letter, the fee letter of even date herewith between you, the Lead Arranger and the Committed Lender (the “Fee Letter”), the Transaction, and the Incremental Facilities.

6.	Confidentiality

You agree that you will not disclose to any third party the contents of this Commitment Letter, the Fee Letter or the Commitment Parties’ involvement with the Committed Lender’s commitment to provide the Incremental Facilities without the Commitment Parties’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) other than (a) to Sponsor, its limited partners and those individuals who are your and its respective directors, officers, employees, affiliates, members, partners, stock holders, actual and potential co-investors, attorneys, accountants, auditors, agents or advisors on a confidential basis in connection with the Transaction; provided, that this Commitment Letter (but not the Fee Letter, unless redacted in a manner reasonably satisfactory to the Commitment Parties in their sole discretion to eliminate fees and other economic terms (although such fees and terms may be generically disclosed as part of projections and pro forma information, and in any applicable sources and uses, in each case, prepared in connection with the Transaction)) may also be disclosed to the Acquired Business’ equity holders, directors, officers, employees, affiliates, members, partners, stock holders, co-investors, attorneys, accountants, auditors, agents and advisors, (b) in any legal or judicial proceeding where, in your reasonable judgment, disclosure is required by law or regulations, in your reasonable judgment, as otherwise required by law (in each case, in which you agree, to the extent permitted by law, to inform the Committed Lender and the Lead Arranger, in advance, to the extent lawfully permitted to do so), (c) in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter and the Fee Letter, (d) the Term Sheet (but not the Fee Letter or the contents thereof, other than the existence thereof and the contents thereof as part of Projections, pro formas, and generic disclosure of aggregate sources and uses) may be disclosed to potential Lenders (other than Disqualified Institutions), and (e) the aggregate fee amount may be disclosed in financial statements.  The foregoing restrictions shall cease to apply (except with respect to any economics referred to in the Fee Letter) on the earlier of (i) two (2) years from the date hereof or (ii) the initial funding of the Incremental Facilities.  You agree to inform all such persons who receive information concerning the Commitment Parties, this Commitment Letter or the Fee Letter that such information is confidential and may not be used for any purpose other than in connection with the Transaction and may not be disclosed to any other person.  The Commitment Parties reserve the right to review and approve (such approval not to be unreasonably withheld or delayed), in advance, all materials, press releases, advertisements and disclosures that contain the Committed Lender’s or any of its affiliates’ name or describe the Committed Lender’s financing commitment or the Lead Arranger’s role and activities with respect to the Transaction and the other transactions contemplated hereby.

3

Each Commitment Party shall, until the earlier of (i) two (2) years from the date hereof or (ii) the initial funding of the Incremental Facilities, treat confidentially in accordance with such persons, as applicable, customary procedures for handling confidential information, all non-public information received by it from you or your affiliates and representatives in connection with the Acquisition and the financing transactions contemplated hereby and only use such information for the purposes of providing the financing and the services and transactions contemplated by this Commitment Letter; provided however that upon the execution and delivery of the Credit Documentation (as defined in the Term Sheet), the provisions of the Credit Documentation shall govern the confidentiality matters described in this paragraph.  Nothing herein shall prevent the Commitment Parties from disclosing any such information (i) with your prior written consent, (ii) subject to the provisions set forth in “Information” herein, to any Lenders or participants or prospective Lenders or participants (other than Disqualified Institutions), (iii) in any legal or judicial proceeding where, in their reasonable judgment, disclosure is required by law or regulations (in which case such Commitment Party shall promptly notify you, in advance, of such requirement to disclose to the extent permitted by law), (iv) upon the request or demand of any regulatory authority having jurisdiction over the Commitment Parties or their respective affiliates (in which case, such Commitment Party shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority and to the extent permitted by law, promptly notify you, in advance, to the extent lawfully permitted to do so), (v) in connection with the proposed transactions and on a confidential basis to the shareholders, financing sources, employees, directors, officers, legal counsel, independent auditors, professionals, advisors and other experts or agents of the Commitment Parties or their respective affiliates on a need-to-know basis who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (vi) to any of their respective affiliates (provided, that any such affiliate is advised of its obligation to retain such information as confidential), (vii) to industry trade organizations where such information with respect to the Incremental Facilities is customarily included in league table measurements, (viii) to the extent any such information (x) becomes publicly available other than by reason of a breach of the confidentiality obligations set forth in this paragraph, (y) becomes available to the Commitment Parties on a non-confidential basis from a source other than you or on your behalf and not in violation of any confidentiality agreement or obligation owed to you or (z) was available to the Commitment Parties, as applicable, on a non-confidential basis prior to its disclosure to the Commitment Parties by you or (ix) in protecting and enforcing the Commitment Parties’ rights with respect to this Commitment Letter and the Fee Letter.

4

7.	Indemnity

Regardless of whether the Incremental Facilities close, you agree to (a) indemnify, defend and hold each of the Commitment Parties, each Lender, their respective affiliates and the principals, directors, officers, employees, representatives, agents and third party advisors of each of them (collectively, the “Related Persons” and each Commitment Party, each Lender and each of their respective Related Persons, an “Indemnified Person”), harmless from and against all actual losses, disputes, claims, investigations, litigation, proceedings, expenses (including, but not limited to, attorneys’ fees (limited, in the case of attorneys’ fees to any Indemnified Person, to the same extent set forth in clause (b) below)), damages, and liabilities of any kind to which any Indemnified Person may become subject in connection with this Commitment Letter, the Fee Letter, the Incremental Facilities, the use or the proposed use of the proceeds thereof, the Transaction or any other transaction contemplated by this Commitment Letter (each, a “Claim”, and collectively, the “Claims”), regardless of whether such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party, you, the Acquired Business or any of your or its respective affiliates), and (b) reimburse each Indemnified Person within ten (10) days of a written request from such Indemnified Person for all reasonable and documented out-of-pocket legal and other expenses incurred in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (each, an “Expense”) (but limited, in the case of any Expenses, to one (1) counsel to such Indemnified Persons, taken as a whole, one (1) local counsel to such Indemnified Persons, taken as a whole, to the extent reasonably necessary, in each relevant jurisdiction and one (1) regulatory counsel to all such Indemnified Persons, taken as a whole, to the extent reasonably necessary, and, solely, in the event of a conflict of interest, one (1) additional counsel (and, if necessary, one (1) additional regulatory counsel and one (1) local additional counsel in each relevant jurisdiction) to each group of similarly situated affected Indemnified Persons); provided, that no Indemnified Person shall be entitled to indemnity hereunder in respect of any Claim or Expense to the extent that the same is found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted directly from (i) the gross negligence, willful misconduct or bad faith of such Indemnified Person (or any of its Related Persons), (ii) a material breach by such Indemnified Person (or any of its Related Indemnified Persons (as defined below)) of its obligations under this Commitment Letter or the Fee Letter at a time when you have not breached your obligations hereunder in any material respect or (iii) a dispute solely among Indemnified Persons (other than a Claim against any Commitment Party solely in its capacity as Lead Arranger, Agent, bookrunner or any other similar role in connection with this Commitment Letter, the Incremental Facilities, the Transaction or any related transactions contemplated hereby or thereby or any use or intended use of the proceeds of the Incremental Facilities) not arising out of any act or omission on the part of you or your affiliates.

“Related Indemnified Person” of an Indemnified Person means (1) any controlling person or any affiliate of such Indemnified Person, (2) the respective directors, officers, or employees of such Indemnified Person or any of its controlling persons or any of its affiliates and (3) the respective agents, advisors and representatives of such Indemnified Person or any of its controlling persons or any of its affiliates, in the case of this clause (3), acting at the instructions of such Indemnified Person, controlling person or such affiliate (it being understood and agreed that any agent, advisor or representative of such Indemnified Person or any of its controlling persons or any of its affiliates engaged to represent or otherwise advise such Indemnified Person, controlling person or affiliate in connection with the Transactions shall be deemed to be acting at the instruction of such person).

No party hereto or any of their respective affiliates shall be liable for any punitive, exemplary, consequential (including loss of profits) or indirect damages alleged in connection with, arising out of, or relating to, any Claims, this Commitment Letter, the Fee Letter, the Incremental Facilities, the use or the proposed use of the proceeds thereof, the Transaction, or any other transaction contemplated by this Commitment Letter; provided, that nothing contained in this paragraph shall limit your indemnity and expense reimbursement obligations to the extent set forth in the previous paragraph.

Furthermore, you hereby acknowledge and agree that the use of electronic transmission is not necessarily secure and that there are risks associated with such use, including risks of interception, disclosure and abuse.  You agree to assume and accept such risks and hereby authorize the use of transmission of electronic transmissions by the Commitment Parties in a manner consistent with their standard business practice, and agree that neither any Commitment Party nor any of its respective affiliates will have any liability for any damages arising from the use of such electronic transmission systems except to the extent the same is found by a final nonappealable judgment of a court of competent jurisdiction to have arisen from the gross negligence, willful misconduct or bad faith of such Commitment Party or its affiliate.

5

8.	Sharing Information; Absence of Fiduciary Relationship

You acknowledge that the Commitment Parties and/or their affiliates may be investing in, or providing debt financing, equity capital or other services to, other companies with which you may have conflicting interests.  You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and any of the Commitment Parties and/or their respective affiliates has been or will be created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Commitment Parties and/or their respective affiliates have advised or are advising you on other matters and (b) you will not assert any claim against any of the Commitment Parties and/or their respective affiliates for breach or alleged breach of fiduciary duty and agree that none of the Commitment Parties and/or their respective affiliates shall have any direct or indirect liability to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.  Notwithstanding the foregoing, nothing in this section shall excuse non-compliance by the Commitment Parties of their obligations (including their confidentiality obligations) hereunder.

9.	Assignments and Amendments

This Commitment Letter shall not be assignable by you without the prior written consent of the Commitment Parties (and any purported assignment without such consent shall be null and void), and is solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons.  The Committed Lender may assign its commitments hereunder, in whole or in part, to any of its respective affiliates; provided that, notwithstanding any other provision of this Commitment Letter to the contrary and notwithstanding any assignment by the Committed Lender prior to the closing of the Incremental Facilities, (a) the Committed Lender shall not be relieved or novated from its obligations hereunder (including their obligation to fund the Incremental Facilities on the Closing Date, subject to the satisfaction (or waiver) of all conditions to such obligation) in connection with any assignment or participation of the Incremental Facilities prior to the Closing Date, including its commitments in respect thereof, until after the Closing Date and (b) the Committed Lender shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Incremental Facilities, including all rights with respect to consents, modifications, supplements and amendments, until the Closing Date has occurred, unless, in the case of each of clauses (a) and (b) above, you shall otherwise consent in writing.  This Commitment Letter may not be amended, modified or waived except in a written instrument signed by you and the Committed Lender.

This Commitment Letter may not be amended or waived except in a written instrument signed by you and the Commitment Parties.

6

10.	Counterparts and Governing Law

This Commitment Letter may be executed in counterparts, each of which shall be deemed an original and all of which counterparts shall constitute one and the same document.  Delivery of an executed signature page of this Commitment Letter by facsimile or electronic (including “PDF”) transmission shall be effective as delivery of a manually executed counterpart hereof.  No posting to any E-System shall be denied legal effect merely because it is made electronically and each party hereto agrees not to contest the validity or enforceability of any posting on any E-System or E-Signature merely because it is made electronically. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to this Commitment Letter or any document to be signed in connection with this Commitment Letter and the transactions contemplated hereby shall be deemed to include electronic signatures, which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

The law of the State of New York shall govern all matters arising out of, in connection with or relating to this Commitment Letter, including, without limitation, its validity, interpretation, construction, performance and enforcement and any claims sounding in contract law or tort law arising out of the subject matter hereof; provided, however, that (a) the interpretation of the definition of “Material Adverse Effect” (and whether or not a “Material Adverse Effect” has occurred, as defined in the Acquisition Agreement (as defined in the Term Sheet)), (b) the determination of the accuracy of any Specified Acquisition Agreement Representation and whether as a result of any inaccuracy of any Specified Acquisition Agreement Representation there has been a failure of a condition precedent to your obligation to consummate the Acquisition or such failure gives you the right to terminate your obligations (or to refuse to consummate the Acquisition) under the Acquisition Agreement and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement shall, in each case, be governed by, and construed and interpreted in accordance with, the internal law of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

11.	Venue and Submission to Jurisdiction

The parties hereto consent and agree that the state or federal courts located in New York County, State of New York, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, the Fee Letter, the Incremental Facilities, the Transaction, any other transaction relating hereto or thereto, and any investigation, litigation, or proceeding in connection with, related to or arising out of any such matters; provided, that the parties hereto acknowledge that any appeal from those courts may have to be heard by a court located outside of such jurisdiction.  The parties hereto expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection, which each of the parties may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

12.	Waiver of Jury Trial

THE PARTIES HERETO, TO THE EXTENT PERMITTED BY LAW, WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF, IN CONNECTION WITH OR RELATING TO, THIS COMMITMENT LETTER, THE FEE LETTER, THE INCREMENTAL FACILITIES, THE TRANSACTION AND ANY OTHER TRANSACTION RELATED HERETO OR THERETO.  THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.

7

13.	Survival

The provisions of this Commitment Letter set forth under this heading and the headings “Information”, “Expenses”, “Confidentiality”, “Indemnity”, “Sharing Information; Absence of Fiduciary Relationship”, “Assignments and Amendments”, “Counterparts and Governing Law”, “Venue and Submission to Jurisdiction” and “Waiver of Jury Trial” shall survive the termination or expiration of this Commitment Letter and shall remain in full force and effect regardless of whether the Incremental Facilities close or the Credit Documentation shall be executed and delivered; provided, that if the Incremental Facilities close and the Credit Documentation shall be executed and delivered, the provisions under the heading “Expenses”, “Confidentiality”, “Indemnity”, and “Sharing Information; Absence of Fiduciary Relationship” shall be superseded and deemed replaced by the terms of the Credit Documentation governing such matters to the extent covered thereby.

14.	Integration

This Commitment Letter and the Fee Letter supersede any and all discussions, negotiations, understandings or agreements, written or oral, express or implied, between or among the parties hereto and their affiliates as to the subject matter hereof.

This Commitment Letter and the Fee Letter each constitutes a legal, valid and binding obligation, enforceable against each of the parties hereto and thereto in accordance with their respective terms, it being acknowledged and agreed that the funding of the Incremental Facilities on the Closing Date is not subject to any condition (express or implied), including compliance with the terms of the Commitment Letter or the Credit Documentation, other than the conditions set forth in Schedule I to the Term Sheet including the execution and delivery of the Credit Documentation by the Borrower and the Guarantors (as defined in the Term Sheet) in a manner consistent with this Commitment Letter (including the Documentation Principles and the “Funds Certain Provisions”) and upon satisfaction or waiver of such conditions, the initial funding under the Incremental Facilities shall occur.

15.	Patriot Act and Beneficial Ownership Regulation

The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”) and 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”), each Lender may be required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes the name, address, tax identification number and other information regarding the Borrower and each Guarantor that will allow such Lender to identify the Borrower and each Guarantor in accordance with the PATRIOT Act and the Beneficial Ownership Regulation.  This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each Lender.

16.	Acceptance and Termination

Please indicate your acceptance of the terms hereof and of the Fee Letter by signing in the appropriate space below and in the Fee Letter and returning to the Commitment Parties such signature pages by 11:59 p.m., New York time on July 12, 2022.  Unless extended in writing by the Commitment Parties, the commitments and agreements of the Commitment Parties contained herein (subject to the provisions under the heading “Survival”) shall automatically expire on the first to occur of (a) the date and time referred to in the previous sentence unless you shall have executed and delivered a copy of this Commitment Letter and the Fee Letter as provided above, (b) 11:59 p.m. New York time on November 12, 2022 (the “End Date”), (c) execution and delivery of the Credit Documentation and funding of the Incremental Facilities, (d) consummation of the Acquisition without the use of the Incremental Facilities, and (e) after the execution of the Acquisition Agreement and prior to the consummation of the Acquisition, the date, if any, on which the Acquisition Agreement is terminated in accordance with its terms (provided, that the termination of any commitment pursuant to this sentence including in the event that the Acquisition is consummated and any Commitment Party breaches its obligations to provide the portion of the Incremental Facilities committed to be provided by it under this Commitment Letter, does not prejudice your rights and remedies in respect of any breach of this Commitment Letter).

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

8

Executed

Sincerely,

ANTARES CAPITAL LP,
as Agent and Lead Arranger

By:	/s/ Matthew Eaves
Name:	Matthew Eaves
Its: Duly Authorized Signatory

ANTARES HOLDINGS LP,
as Committed Lender

By:	Antares Holdings GP Inc., its general partner

By:	/s/ Bash Balogun
Name:	Bash Balogun
Its: Duly Authorized Signatory

AGREED AND ACCEPTED
AS OF THE DATE FIRST WRITTEN ABOVE:

RAVEN BUYER, INC., a Delaware corporation

By:	/s/ Angela Klappa
Name:	Angela Klappa
Title:	Chief Executive Officer and President

Exhibit A to Commitment Letter
Incremental Facilities

Summary of Terms

July 12, 2022

Capitalized terms used herein without definition shall have the meanings assigned to such terms in the commitment letter referenced above or, if not defined therein, in the Existing Credit Agreement.

Borrower:
Raven Buyer, Inc., a Delaware corporation (the “Borrower”), all of the issued and outstanding equity securities of which are directly owned by Raven Parent, Inc., a Delaware corporation (“Holdings”), all or substantially all of the issued and outstanding equity securities of which are controlled directly or indirectly by Aurora Capital Group and its Controlled Investment Affiliates (collectively, “Sponsor”).

Guarantors:	Consistent with Existing Credit Agreement.

Administrative Agent:
Antares Capital LP (“Antares Capital” and, in its capacity as the Administrative Agent, “Agent”; and together, severally, with the Antares Lender (as defined below) in its capacity as such, “Antares”).

Lead Arranger and Bookrunner:	Antares Capital LP (in its capacity as Lead Arranger and Bookrunner, the “Lead Arranger”).

Incremental Lenders:
Antares Holdings LP (the “Antares Lender”) and/or one or more of its direct or indirect subsidiaries and affiliates. After the Closing Date, such other lenders in accordance with the section below entitled “Assignments and Participations” (collectively, the “Incremental Lenders”).

Incremental Facilities:	Senior secured incremental facilities (the “Incremental Facilities”) consisting of the following:

Incremental Term Loan Facility:  A senior secured incremental term loan facility (the “Incremental Term Loan Facility” and the loans thereunder, the “Incremental Term Loan”) of $95,000,000 will be advanced to the Borrower in one drawing on the Closing Date (as defined below). The principal amount of the Incremental Term Loan shall be paid in equal quarterly installments in arrears, commencing on the last day of the first full fiscal quarter ending after the Closing Date. Each such installment shall be in an amount equal to 0.25% of the initial outstanding amount thereof on the Closing Date with the remaining outstanding amount due on the maturity date of February 1, 2027. The terms of the Incremental Term Loan Facility shall be the same as the terms applicable to the existing Term Loans except as otherwise set forth herein or agreed between the Borrower and the Lead Arranger, and the Incremental Term Loan Facility shall constitute a separate class from the Term Loans made on the Closing Date (in this instance only, as defined in the Existing Credit Agreement).  Amounts repaid on the Incremental Term Loan Facility may not be reborrowed.

Incremental Revolving Credit Facility: A senior secured incremental revolving credit facility of $15,000,000 (the “Incremental Revolving Credit Facility” and the loans thereunder, the “Incremental Revolving Credit Loans”), which shall be in the form of an increase to the existing Revolving Credit Facility, and under which borrowings may be made from time to time during the period from the Closing Date until the maturity date of February 1, 2027 subject to terms and conditions consistent with the existing Revolving Credit Facility.

Additional Incremental Facility:
Consistent with Existing Credit Agreement, subject to the Documentation Principles, provided that the aggregate amount of all incremental revolving facilities incurred after the Closing Date shall not exceed $10,000,000.

Use of Proceeds:
The proceeds of (a) the Incremental Term Loans will be used solely to (i) repay all amounts owing under the Acquired Business’ existing indebtedness (other than indebtedness permitted to remain outstanding under the Acquisition Agreement (as defined below) and other indebtedness to be agreed upon) and (ii) (A) to pay all or any portion of the Merger Consideration (as defined in the Acquisition Agreement), (B) to distribute to the Sponsor an amount equal to any Equity Contribution the proceeds of which were used to consummate the Offer (as defined in the Acquisition Agreement) that exceeds the Minimum Equity Contribution, and (C) to pay fees and expenses incurred in connection with the Transaction (including OID and upfront fees), fund working capital and purchase price adjustments and for general corporate purposes, and (b) the Incremental Revolving Credit Loans will be used solely (i) on the Closing Date, to pay fees and expenses incurred in connection with the Transaction (including OID and upfront fees), to fund working capital and purchase price adjustments and to backstop, replace or cash-collateralize existing letters of credit of the Acquired Business outstanding on the Closing Date (subject to an aggregate cap of $2,000,000 with respect to such fees and expenses and working capital and purchase price adjustments) and (ii) after the Closing Date, to fund working capital and general corporate purposes.

Interest:
Interest will be payable on the unpaid principal amount of all Incremental Term Loans and Incremental Revolving Credit Loans at a rate per annum equal to, at the option of Borrower, (a) the Base Rate (as defined in the Existing Credit Agreement) plus the Applicable Margin (as defined below), payable quarterly in arrears or (b) Adjusted Term SOFR Rate (as defined below) plus the Applicable Margin, payable at the end of the relevant interest period, but in any event, at least quarterly.

“Adjusted Term SOFR Rate” means for (a) an Interest Period of one month, an interest rate per annum equal to (i) the Term SOFR Rate for such Interest Period, plus (ii) 0.10%, (b) an Interest Period of three months, an interest rate per annum equal to (i) the Term SOFR Rate for such Interest Period, plus (ii) 0.15% and (c) an Interest Period of six months, an interest rate per annum equal to (i) the Term SOFR Rate for such Interest Period, plus (ii) 0.25%; provided that in the case of each of the foregoing clauses (a), (b) and (c), if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor.

“CME Term SOFR Administrator” means CME Group Benchmark Administration Limited as administrator of the forward-looking term Secured Overnight Financing Rate (SOFR) (or a successor administrator of the Term SOFR Rate selected by the Administrative Agent in its reasonable  discretion).

“Floor” means 100 bps per annum.

“Term SOFR Rate” means the forward-looking Secured Overnight Financing Rate term rate for a tenor comparable to the applicable Interest Period published by the CME Term SOFR Administrator at approximately 4:00 p.m., Chicago time, two U.S. government securities business days prior to the commencement of the applicable Interest Period.

The “Applicable Margin” means:

• with respect to the Incremental Term Loans, initially 5.00% per annum, in the case of Base Rate Loans, and 6.00% per annum, in the case of Adjusted Term SOFR Loans; and

• with respect to Loans under the Incremental Revolving Credit Facility, initially 5.00% per annum, in the case of Base Rate Loans, and 6.00% per annum, in the case of Adjusted Term SOFR Rate Loans.

•     following delivery of financial statements for the fourth full fiscal quarter after the Closing Date, the Applicable Margin with respect to the Incremental Term Loans and Incremental Revolving Credit Loans shall be subject to the following pricing grid:

Level	Total Net Leverage Ratio	Applicable Margin for Adjusted Term SOFR Rate Loans	Applicable Margin for Base Rate Loans

I	≥ 5.50:1.00	6.00%	5.00%

II	< 5.50:1.00 and > 4.50:1.00	5.75%	4.75%

III	≤ 4.50:1.00	5.50%	4.50%

Default Rate:	Consistent with the Existing Credit Agreement.

Fees:	In addition to the fees payable pursuant to the Fee Letter, the Borrower shall pay the fees set forth in the Existing Credit Agreement and the Credit Documentation.

Prepayments and Commitment Reductions:	Consistent with the Existing Credit Agreement, except as set forth below.

Upon any voluntary prepayment of the Incremental Term Loans, any mandatory prepayment of the Incremental Term Loans resulting from the incurrence of non-permitted indebtedness or any mandatory assignment of the Incremental Term Loans pursuant to any “yank-a-bank” provisions pertaining to non-consenting Lenders, Borrower shall pay a premium equal to (i) 1% of the prepaid or assigned amount of the Incremental Term Loans, if such prepayment or assignment occurs on or prior to the twelve month anniversary of the Closing Date and (ii) 0% of the prepaid or assigned amount of the Incremental Term Loans, if such prepayment or assignment occurs after the twelve month anniversary of the Closing Date; provided, that no prepayment premium shall be required in connection with a prepayment of the Incremental Term Loans in connection with a change of control, initial public offering or a Transformative Acquisition or a prepayment of the Incremental Term Loans made from internally generated operating cash flow.

Notwithstanding the foregoing, no such prepayment premium shall be required to be paid to a lender, agent or lead arranger under the Incremental Facilities in connection with a refinancing of the Incremental Facilities where such lender, agent or lead arranger is appointed a similar title under such refinancing.

Collateral:
Consistent with Existing Credit Agreement. Subject to the Certain Funds Provision, security over the assets of the Acquired Business will be provided in accordance with the provisions of the Existing Credit Agreement and the Collateral Documents.

Conditions Precedent to Closing:
Solely as set forth in Schedule I hereto (the date upon which all such conditions precedent shall be satisfied and the initial funding under the Incremental Facilities shall take place, the “Closing Date”).

Conditions Precedent to each Subsequent Extension of Credit under the Incremental Facilities:	Consistent with the Existing Credit Agreement.

Documentation Principles:
The (i) Credit Documentation shall be consistent with this Term Sheet and, to the extent not specified in this Term Sheet, with the Existing Credit Agreement with such modifications as are necessary to reflect the financing structure set forth herein, (ii) provisions of the Existing Credit Agreement set forth in the terms grid attached hereto as Schedule II shall be amended as set forth in such terms grid and below under the heading “Financial Performance Covenant and Financial Definitions”, (iii) provisions of the Existing Credit Agreement shall be amended to apply the SOFR provisions and Applicable Margin set forth above under the heading “Interest” to all facilities under the Existing Credit Agreement (iv) the Equity Contribution shall not constitute or be available for a Specified Equity Contribution or increase availability under any basket or provision in the Existing Credit Agreement or the other Loan Documents (including, without limitation, the Available Amount, the Available Equity Amount and Section 6.4(k) of the Existing Credit Agreement) and (v) provisions of the Existing Credit Agreement shall be amended to extend the DDTL Commitment Termination Date to the date which is thirty (30) months after October 1, 2021 (subject to required lender approval and payment of a mutually agreed extension fee) (collectively, the “Documentation Principles”).

The initial drafts of the Credit Documentation are to be drafted by Latham & Watkins LLP, as counsel to the Agent.

Representations and Warranties:	Consistent with Existing Credit Agreement.

Affirmative Covenants:	Consistent with Existing Credit Agreement, subject to the Documentation Principles.

Reporting Requirements:	Consistent with Existing Credit Agreement.

Financial Performance Covenant and Financial Definitions:
The Total Net Leverage Ratio financial performance covenant set forth in Section 7.1 of the Existing Credit Agreement shall be amended to be set at the following levels and will otherwise be consistent with the Existing Credit Agreement:

Date	Maximum Total Net Leverage Ratio
September 30, 2022	8.50:1.00
December 31, 2022	8.50:1.00
March 31, 2023	8.50:1.00
June 30, 2023	8.50:1.00
September 30, 2023	8.50:1.00
December 31, 2023	8.50:1.00
March 31, 2024	8.50:1.00
June 30, 2024	8.50:1.00
September 30, 2024 and the last day of each Fiscal Quarter thereafter	8.00:1.00

The definition of “Consolidated EBITDA” shall be amended to include an addback for run rate credit for specified new customers contracts; provided that the aggregate amount added back to Consolidated EBITDA pursuant to such addback together with the amounts added back pursuant to clauses (i), (vii) and (xiv) of the definition of Consolidated EBITDA in the Existing Credit Agreement shall not exceed 25% of Consolidated EBITDA (calculated before giving effect to the amounts to be added back pursuant to such clauses).

Negative Covenants:	Consistent with Existing Credit Agreement, subject to the Documentation Principles.

Unrestricted Subsidiaries:	Consistent with Existing Credit Agreement.

Events of Default:	Consistent with Existing Credit Agreement, subject to the Documentation Principles.

Voting:	Consistent with Existing Credit Agreement.

Amend & Extend:	Consistent with Existing Credit Agreement.

Miscellaneous:	Consistent with Existing Credit Agreement.

Assignments and Participations:	Consistent with Existing Credit Agreement.

Governing Law and Submission to Jurisdiction:	New York.

SCHEDULE I
to
Summary of Terms

Conditions to Closing

The availability of each of the Incremental Facilities set forth in the Commitment Letter shall be subject to the satisfaction or waiver of only the following conditions:

1.
Equity Structure.  The Permitted Investors and/or other investors reasonably acceptable to the Committed Lender shall invest (the “Equity Contribution”), together with cash on the balance sheet of the Acquired Business on the Closing Date, a minimum of 40% of the total pro forma capitalization of the Acquired Business on the Closing Date in the form of cash or rollover equity (such amount, the “Minimum Equity Contribution”) into the capital stock or other equity securities of Holdings, it being understood that investments in equity securities of Holdings other than common stock must be on terms and conditions reasonably satisfactory to the Agent and the Antares Lender.  After giving effect to the foregoing, Sponsor shall have direct or indirect ownership of greater than 50% of the voting capital stock or equity interests of Holdings on a fully-diluted basis following the consummation of the Transactions.

2.
Acquisition.  The Acquisition will be consummated substantially concurrently with the initial funding under the Incremental Facilities in accordance with the terms of the Acquisition Agreement (without any amendment, modification or waiver of any of the provisions thereof that would be materially adverse to the Lenders without the consent of the Antares Lender, such consent not to be unreasonably withheld, conditioned or delayed); provided that (i) a reduction in the purchase price under the Acquisition Agreement shall not be deemed to be materially adverse to the Commitment Parties so long as such decrease shall be allocated first to reduce the Equity Contribution to no less than the Minimum Equity Contribution and, thereafter, on a pro rata basis, (A) to a reduction in any amounts to be funded under the Incremental Term Loan Facility and (B) to the Equity Contribution, (ii) any amendment or waiver to the terms of the Acquisition Agreement that has the effect of increasing the cash consideration required to be paid thereunder on or prior to the Closing Date shall not be deemed to be materially adverse to the Commitment Parties if such increase is funded with an increase in the aggregate amount of the Equity Contribution, (iii) any purchase price adjustment expressly contemplated by the Acquisition Agreement (including any working capital purchase price adjustment) shall not be considered an amendment or waiver of the Acquisition Agreement and (iv) any change to (or consent to waive) the definition of “Material Adverse Change” contained in the Acquisition Agreement shall be deemed to be materially adverse to the Commitment Parties.

3.
Evidence of Solvency.  The Agent shall have received a solvency certificate of the chief financial officer or chief executive officer (or officer with analogous duties) of Holdings in the form attached hereto as Annex I.

4.
Refinancing. On the Closing Date, all existing third party debt for borrowed money of the Acquired Business will be repaid, redeemed, defeased, discharged, refinanced or terminated (or irrevocable notice for the repayment or redemption thereof will be given) (the “Refinancing”) such that after giving effect to the Refinancing, the Acquired Business shall not have any third party debt for borrowed money other than the Incremental Facilities and Permitted Surviving Debt (as defined below) and receipt of payoff letters and lien releases, in each case, in form and substance reasonably satisfactory to Agent.

Schedule I-1

“Permitted Surviving Debt” shall mean collectively, together with any replacements, extensions and renewals of any such indebtedness that matures or will be terminated on or prior to the Closing Date: (i) indebtedness outstanding on the date of, and permitted to be incurred under, the Acquisition Agreement and, in each case, permitted to remain outstanding after the Closing Date under the Existing Credit Agreement, (ii) ordinary course capital leases, purchase money indebtedness, equipment financings and short-term working capital facilities and (iii) certain other indebtedness that Borrower and the Commitment Parties reasonably agree may remain outstanding after the Closing Date.

5.
Required Information.  The Agent shall have received (a) the audited balance sheet of the Acquired Business at December 31, 2021, December 31, 2020 and December 31, 2019 and the related income statements and statements of cash flows for the fiscal years then ended, (b) the unaudited balance sheet of the Acquired Business as of  June 30, 2021, September 30, 2021 and March 31, 2022 and (c) a pro forma consolidated balance sheet as of March 31, 2022 and related statements of income and cash flow for the twelve month period then ended, prepared after giving effect to the Transaction as if the Transaction has occurred as of such date; provided, that (i) such pro forma balance sheet and related statements of income and cash flow shall be prepared in good faith by Borrower, (ii) no such pro forma financial statements shall include adjustments for purchase accounting (including adjustments of the type contemplated by ASC 805) and (iii) no such financial statements delivered pursuant to clause (a) or (b) above shall be required to be Regulation S-X compliant.

6.
No Material Adverse Change.  Since the date of the Acquisition Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect, or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Acquisition Agreement).

7.
Documentation and Other Customary Deliveries.  Subject to the Funds Certain Provisions, the preparation, execution and delivery of a definitive amendment to the Existing Credit Agreement (the “Amendment”) which will, among other things, establish the Incremental Facilities in accordance with the terms hereof, and other customary definitive documents executed in connection therewith (collectively, with the Amendment, the “Credit Documentation”), which shall comply with the Documentation Principles and the delivery of other customary closing documents limited to board of directors (or equivalent governing body) resolutions, charter documents, good standing certificates solely from a Credit Party’s jurisdiction of organization (to the extent such concept applies in such jurisdiction), borrowing and issuing notices, customary officers’ incumbency certificates and customary officer’s closing certificate, customary legal opinions with respect to the Incremental Facilities, in each case, consistent with the Documentation Principles.

8.
Representations and Warranties.  Subject to the Funds Certain Provisions, the Specified Representations and the Specified Acquisition Agreement Representations shall be true and correct in all material respects; provided, that to the extent that any Specified Representation is qualified by or subject to a “material adverse effect”, “material adverse change” or similar term or qualification, the definition thereof shall be the definition of “Material Adverse Change” (as defined in paragraph 6 above) for purposes of the making or deemed making of such Specified Representation on, or as of, the Closing Date (or any date prior thereto); provided further, that any Specified Representation or Specified Acquisition Agreement Representation qualified by or subject to a “material adverse effect”, “material adverse change” or similar term or qualification shall be true and correct in all respects (after giving effect to any such qualification of materiality).

Schedule I-2

9.
PATRIOT Act and Beneficial Ownership Regulation.  The Agent and the Antares Lender shall have received to the extent requested at least ten (10) days prior to the Closing Date, at least three (3) days prior to the Closing Date, all documentation and other information required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and the Beneficial Ownership Regulation.

10.
Payment of Fees and Expenses. To the extent invoiced at least three (3) business days prior to the Closing Date, all reasonable and documented fees and expenses required to be paid on the Closing Date pursuant to the Commitment Letter and Fee Letter shall have been paid (or, at the option of the Borrower, netted against the proceeds of the initial borrowing under the Amendment).

Notwithstanding anything in the Term Sheet, the Commitment Letter, the Fee Letter or the Credit Documentation to the contrary,

(i)         the only representations and warranties in the Credit Documentation the accuracy of which will be a condition to the availability and funding of the Incremental Facilities on the Closing Date will be:

(A)       such representations and warranties made by the Acquired Business in the Acquisition Agreement as are material to the interests of the Antares Lender, but only to the extent that you or your affiliates have the right to terminate your or your affiliates’ obligations under the Acquisition Agreement (or the right not to consummate the Acquisition pursuant to the Acquisition Agreement) as a result of a failure of such representations and warranties to be true and correct as of the Closing Date (except to the extent relating to an earlier date, in which case as of such earlier date) (the “Specified Acquisition Agreement Representations”); and

(B)          the Specified Representations (as defined below); and

(ii)       the terms of the Credit Documentation will not impair availability or funding of the Incremental Facilities on the Closing Date if the conditions expressly set forth in this Schedule I are satisfied or waived (it being understood that, to the extent a perfected security interest in any Collateral (the security interest in respect of which cannot be perfected by means of the filing of a UCC financing statement or delivery of possession of capital stock or other certificated security in respect of the Borrower or wholly-owned domestic subsidiary of the Borrower and the Guarantors) is not able to be provided on the Closing Date after Borrower’s use of commercially reasonable efforts to do so, the perfection of such security interest in such Collateral will not constitute a condition precedent to the availability of the Incremental Facilities on the Closing Date, but a security interest in such Collateral will be required to be perfected after the Closing Date pursuant to arrangements to be mutually agreed between Borrower and the Agent); provided that nothing herein shall limit the applicability of the individual conditions to closing expressly set forth herein except to the extent expressly stated to be subject to this paragraph.

For purposes hereof, “Specified Representations” mean the representations and warranties set forth (or incorporated by reference) in the Term Sheet with respect to the Borrower and the Guarantors relating to legal existence, organizational power and authority in each case, related to the entering into, borrowing under, guaranteeing under, performance of, and granting of security interests in the Collateral, pursuant to the applicable Credit Documentation; the authorization, execution and delivery, and legality, validity and enforceability, of the Credit Documentation; the creation, perfection and priority of liens (subject to permitted liens to be set forth in the Credit Documentation and to the limitations on perfection set forth above); Federal Reserve margin regulations; the Investment Company Act; the use of proceeds of the Incremental Facilities not violating the Patriot Act, OFAC, FCPA or any other anti-terrorism, sanctions, anti-money laundering and anti-corruption laws; solvency of Holdings and its subsidiaries on a consolidated basis on the Closing Date in form and substance substantially consistent with the form attached hereto as Annex I; and no conflict with charter documents of the Borrower or the Guarantors as it relates to the Credit Documentation.  For the avoidance of doubt, the foregoing provisions of this paragraph are sometimes referred to as the “Funds Certain Provisions”.

Schedule I-3

Annex I

[Form of] Solvency Certificate

[●]

This certificate (this “Solvency Certificate”) is being executed and delivered pursuant to Section [●] of that certain [●] (the “Amendment”; the terms defined therein being used herein as therein defined).

I, [●], the [chief financial officer][chief executive officer] of Holdings, in such capacity and not in an individual capacity, hereby certify on the date hereof as follows:

I am familiar with the businesses and assets of Holdings and its Subsidiaries, taken as a whole, and am duly authorized to execute this Solvency Certificate on behalf of Holdings pursuant to Amendment; and

As of the date hereof and immediately after giving effect to the Transaction and the incurrence of the indebtedness and obligations being incurred in connection with the Amendment and the Transaction, that, (i) the sum of the debt (including contingent liabilities) of Holdings and its Subsidiaries, taken as a whole, does not exceed the fair value on a going concern basis of the present assets of Holdings and its Subsidiaries, taken as a whole; (ii) the capital of Holdings and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of Holdings and its Subsidiaries, taken as a whole, contemplated as of the date hereof; and (iii) Holdings and its Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts (including current obligations and contingent liabilities) beyond their ability to generally pay such debt as they mature in the ordinary course of business.  For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.  For the purposes of making any determination pursuant to this paragraph, the Incremental Facilities shall be deemed to mature on the stated schedule set forth in the Credit Agreement (without giving effect to any acceleration or mandatory prepayment thereof).

[Remainder of page intentionally left blank]

Annex I to Schedule I

IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

By:
Name:	[●]
Title:	[Chief Financial Officer][Chief Executive Officer]

Annex I to Schedule I

SCHEDULE II

Terms Grid

Section	Existing Credit Agreement	Amended Terms
Clause (x)(i) of the definition of “Available Amount”	$3,000,000	$4,500,000
Clause (d)(w)(i) of the definition of “Permitted Acquisition”	$5,000,000	$7,500,000
Section 2.1(e)(ii)(B)(x)(i)	$10,000,000	$15,000,000
Section 5.13	$5,000,000	$7,500,000
Section 6.1(hh)	$3,500,000	$5,250,000
Section 6.2(b)(ii)(y)	$3,000,000	$4,500,000
Section 6.2(r)	$3,000,000	$4,500,000
Section 6.4(c)	$1,000,000	$1,500,000
Section 6.4(q)	$1,000,000	$1,500,000
Section 6.4(s)	$3,000,000	$4,500,000
Section 6.5(c)	$5,000,000	$7,500,000
Section 6.5(f)	$3,000,000	$4,500,000
Section 6.5(o)	$2,500,000	$3,750,000
Section 6.5(r)	$2,000,000	$3,000,000
Section 6.5(v)	$3,500,000	$5,250,000
Section 6.8(b)(ii)	$4,000,000	$6,000,000
Section 6.8(j)	$2,000,000	$3,000,000

Signature page to Commitment Letter